Exhibit (k)(iv)

Committed Lending Agreement

THE BANK OF NOVA SCOTIA, ACTING THROUGH ITS HOUSTON BRANCH (“Scotia”) and THE CUSHING RENAISSANCE FUND (“Customer”), hereby enter into this Committed Lending Agreement (this “Agreement”), dated as of August 26, 2014.

Whereas Scotia and Customer have entered into the Lending Services Agreement, dated as of the date hereof (the “Lending Services Agreement”);

Whereas Scotia, Customer and U.S. Bank National Association (“Custodian”) have entered into the Special Custody and Pledge Agreement, dated as of August 26, 2014 (the “Control Agreement” and together with this Agreement and the Lending Services Agreement, the “Loan Agreements”); and

Whereas this Agreement supplements and forms part of the other Loan Agreements and sets out the terms of the commitment of Scotia to provide cash loans to Customer under the Loan Agreements.

Now, therefore, in consideration of the foregoing promises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.	Definitions -

(a)	Capitalized terms not defined in this Agreement have the respective meanings assigned to them in the Lending Services Agreement.

(b)	“Asset Coverage Ratio” means the ratio of (i) the aggregate value of Customer’s assets less current liabilities to (ii) the Customer’s total debt outstanding.

(c)	“Collateral Requirements” shall have the meaning specified in Appendix A attached hereto.

(d)	“Commitment Term” shall be the number of days specified in Appendix B attached hereto.

(e)	“Maximum Loan Amount” shall be the amount specified in Appendix B attached hereto.

(f)	“Net Asset Value” means, with respect to Customer, as of the relevant date, the USD equivalent of the aggregate net asset value of the Customer determined in accordance with generally accepted accounting principles in the United States of America for balance sheet purposes.

(g)	“Net Asset Value Per Share” means the amount determined by dividing the Net Asset Value by the number of outstanding shares issued by the Customer.

(h)	“Outstanding Cash Loans” means, at any given time of determination, the aggregate outstanding cash borrowings under the Loan Agreements as of such time. For the purposes of calculating such aggregate cash borrowings, if Customer holds debit cash balances in non-USD currencies, Scotia will convert each of these balances into USD at prevailing market rates to determine Customer’s aggregate cash borrowings.

(i)	“1940 Act” means the Investment Company Act of 1940, as amended. Borrowings

2.	Borrowings

Subject to the terms hereof, and provided that: (i) a Commitment Termination Event has not occurred, (ii) an event which would constitute a Commitment Termination Event, but for the passage of time, has not occurred, (iii) compliance with a request for a Borrowing (as defined below) would: (a) cause a Commitment Termination Event to occur; (b) result in the Outstanding Cash Loans exceeding the Maximum Loan Amount, or (c) create a margin or collateral delivery obligation for the Customer hereunder, and (iv) neither party has received notice of termination of this Agreement by the other party in accordance with the terms hereof Scotia shall make available cash financing under the Loan Agreements (each, a “Borrowing”) in an aggregate amount (including any other outstanding Borrowings) up to the Maximum Loan Amount.

If a Borrowing request is received by Scotia: (i) on or before 12:00 p.m. (New York time) on a Business Day (the “Borrow Request Date”), then Scotia shall make such cash financing available as of the 4:00 p.m. (New York time) on the same Business Day, and (ii) after 12:00 p.m. (New York time) on a Borrow Request Date, then Scotia shall make such cash financing available by 11:00 a.m. (New York time) on the next Business Day following such Borrow Request Date. If Scotia is unable to loan or transfer any such amounts pursuant to a restriction, as identified in this Section 2 or Section 15(a), Scotia shall notify the Customer of such restriction as soon as reasonably practical, but in any event no later than 4:00 p.m. (New York time) on the first Business Day following the Business Day Scotia received the Financing Request.

Such cash financing shall be made available in immediately available funds. Customer may borrow under this Section 2, prepay pursuant to Section 4 and reborrow under this Section 2 without premium or penalty.

3.	Repayment -

Upon the occurrence of a Commitment Termination Event, an event described in Section 15(a) hereof, or the date specified in the Facility Modification Notice as described in Section 6, all Borrowings (including all accrued and unpaid interest thereon and all other amounts owing or payable hereunder) may be recalled by Scotia and shall be due and payable in accordance with the provisions of Section 2 of the Lending Services Agreement.

4.	Prepayments -

Customer may, upon at least one Business Days’ written notice to Scotia stating the proposed date and aggregate principal amount of the prepayment, prepay all or any portion of the outstanding principal amount of Borrowings outstanding, together with the interest accrued up to the date of such prepayment on the principal amount prepaid, without premium or penalty.

5.	Interest-

Customer shall pay interest on the aggregate amount of any Borrowings outstanding from the date of the relevant Borrowing through but excluding the date such principal amount has been paid in full, at the rates specified in Appendix B attached hereto. Such interest shall accrue at the rate specified in Appendix B attached hereto and shall be calculated daily by Scotia on the basis of a 360-day year and actual days elapsed. Such interest shall be payable monthly on the 1st Business Day of each calendar month, and if not paid when due, any unpaid interest shall be capitalized on the principal balance as additional cash borrowing by the Customer.

6.	Scope of Committed Facility -

Subject to Section 7, Scotia may not take any of the following actions except on or after the day that is a number of days equal to the Commitment Term immediately following delivery of notice of such termination to Customer by Scotia (the “Facility Modification Notice”):

(a)	modify Appendix A;

(b)	recall or cause repayment of any cash loans under the Loan Agreements; provided that, if, on any day, the Outstanding Cash Loans exceed the Maximum Loan Amount (the amount of such excess, the “Loan Excess”), Scotia may recall cash loans with a principal balance not to exceed the Loan Excess and such loans shall be due and payable in accordance with the provisions of Section 2 of the Lending Services Agreement.

(c)	modify the interest rate spread on cash loans under the Loan Agreements, as set forth in Appendix B attached hereto; provided that, Scotia may modify the interest rate spread with respect to Borrowings with a principal amount up to any Loan Excess;

(d)	modify any other fees, charges or expenses set forth in Appendix B (the “Fees”), provided that Scotia may modify any Fees immediately upon written notice thereof (which notice, for the avoidance of doubt, may be delivered via electronic mail) if (i) the amount of such Fees charged to Scotia, as the case may be, have been increased by the provider of the relevant services or (ii) such modification is consistent with increases generally to customers; or

(e)	terminate this Agreement or any of the Loan Agreements.

7.	Conditions for Committed Facility -

The commitment as set forth in Sections 2 and 6 only applies so long as —

(a)	Customer satisfies the Collateral Requirements;

(b)	no Commitment Termination Event has occurred; and

(c)	no termination of this Agreement has occurred (including, without limitation, pursuant to Section 13 or Section 15).

8.	Reserved

9.	Substitution -

(a)	After Scotia sends a Facility Modification Notice, Customer may not substitute any collateral, provided that Scotia may permit substitutions upon request in its sole discretion;

(b)	Prior to Scotia sending a Facility Modification Notice, Customer may, subject to the Control Agreement, substitute collateral.

10.	Collateral Delivery -

If notice of a Collateral Requirement is sent to Customer: (i) on or before 12:00 p.m. (New York time) on any Business Day, then Customer shall deliver all required Collateral no later than 4:00 p.m. (New York time) on such Business Day, and (ii) after 12:00 p.m. (New York time) on any Business Day, then Customer shall deliver all required Collateral no later than 11:00 a.m. (New York time) on the immediately succeeding Business Day. For the avoidance of doubt, the requirement to deliver Collateral in accordance with this Section 10 shall constitute an Obligation under the Lending Services Agreement.

11.	Representations and Warranties -

Customer hereby makes all the representations, warranties and covenants set forth in Sections 10 and 11 of the Lending Services Agreement, which are deemed to refer to this Agreement, and such representations, warranties and covenants shall survive each transaction and the termination of the Loan Agreements.

12.	Financial Information -

Customer shall provide Scotia with copies of —

(a)	within 30 days after the last day of each calendar month, a statement of total assets and performance and a calculation of the Net Asset Value per Share and Asset Coverage Ratio as of the relevant calendar month end in a form reasonably satisfactory to Scotia; provided that publication of such information on the Customer’s website, www.oushingcetcorn, shall constitute delivery for purposes of this Section;

(b)	as soon as available and in any event within 90 days after the end of each fiscal year of the Customer a statement of assets and liabilities and a calculation of the Net Asset Value per Share of the Customer as at their fiscal year end, including a disclosure of total assets, as of the end of such fiscal year, and the related financial statements for such fiscal year prepared in accordance with United States generally accepted accounting principles, together with an audit report issued by an independent registered public accounting firm; provided that publication of such information on the Customer’s website, www.cushinqcetcom, shall constitute delivery for purposes of this Section;

(c)	the estimated Net Asset Value statement of Customer as of any Business Day on which the Customer’s Net Asset Value is calculated, upon request therefor by Scotia; provided that publication of such information on the Customer’s website, www.cushingcef.com, shall constitute delivery for purposes of this Section; and

(d)	any other documents relating to the Customer as Scotia may reasonably request.

For the avoidance of doubt, the requirement to deliver the information in accordance with this Section 12 shall constitute an Obligation under the Lending Services Agreement.

13.	Termination -

(a)	Upon the occurrence of a Commitment Termination Event, Scotia shall have the right to terminate this Agreement, accelerate the maturity of any and all Borrowings to be immediately due and payable, modify Appendix A and modify any interest rate spread, fees, charges, or expenses, in each case, in accordance with the timeframes specified in the Lending Services Agreement and with prior written notice to Customer (which notice, for the avoidance of doubt, may be delivered via electronic mail).

(b)	Each of the following events constitutes a “Commitment Termination Event”:

i	the Customer: (i) defaults under the Lending Services Agreement; or (ii) defaults under any other agreement of a financial nature, including but not limited to any loan agreement, credit agreement, derivative agreement, margin agreement, option agreement, forward agreement, swap agreement, repurchase or reverse repurchase agreement, securities lending agreement, any agreement in respect of transactions similar to the aforementioned transactions, or any other agreements in respect of a transaction which currently is, or in the future becomes recurrently entered into in the financial markets, in each case between the Customer and Scotia or any affiliate of Scotia which has resulted in (after giving effect to any applicable notice requirement or grace period) any amounts under any such agreement becoming, or becoming capable at such time of being declared due and payable before it would otherwise have been due and payable;

ii	the occurrence of a default, termination event or similar condition (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement) by Customer under any contract or agreement with a third party, where the aggregate principal amount of any such contract or agreement (which, for the avoidance of doubt, includes any obligations with respect to borrowed money or other assets in connection with such contract or agreement) is not less than the lesser of (a) 5% of Customer’s Net Asset Value as of last day of the month immediately preceding the date of determination and (b) USD 10,000,000 and which has resulted in (after giving effect to any applicable notice requirement or grace period) any amounts under any such contract or agreement becoming, or becoming capable at such time of being declared due and payable before it would otherwise have been due and payable;

iii	Customer fails to make any filing necessary to comply with the rules of any exchange in which its shares are listed and the Customer fails to make such filing within the three (3) business days after such lapse;

iv	Customer is no longer classified as a “closed-end company” as defined in Section 5 of the 1940 Act;

v	Customer or Custodian terminates the Control Agreement without the prior consent of Scotia or Customer revokes the instructions to Custodian provided under Paragraph 2(a) of the Control Agreement;

vi	Custodian’s long-term credit rating declines below either (i) A by S&P or (ii) A2 by Moody’s (a “Custodian Downgrade Event”) and Customer fails to transfer the Collateral to an alternative custodian acceptable to Scotia in its sole discretion within 30 days after Customer becomes aware of or should have become aware of the occurrence of such Custodian Downgrade Event;

vii	the Customer fails to comply in any material respect with the investment policies, strategies, guidelines and restrictions set forth in its disclosure documents, trust agreement, constituent documentations or investment management agreements in effect as of the date hereof (the foregoing policies, strategies, guidelines and restrictions being hereinafter referred to as the “Investment Policies”);

viii	the Customer materially changes the Investment Policies without the prior written consent of Scotia that such change shall not constitute a Commitment Termination Event (consent not to be unreasonably withheld, delayed or conditioned);

ix	there occurs any change in any applicable law or regulation (or the interpretation thereof) including, without limitation, tax legislation, the

Bank Act (Canada), securities legislation, or the issuance of any order, judgment, ruling, administrative guideline or policy of or by any court, governmental authority, administrative or regulatory body or tribunal of competent jurisdiction, in each case that would, in the reasonable opinion of Scotia, either: (i) impede or prohibit Scotia or the Customer from performing its obligations hereunder, or render any such obligation unlawful, or (ii) result in this Agreement and the Lending Services Agreement becoming, or being materially less profitable either on a percentage or absolute basis for Scotia or materially adversely affects the capital or tax treatment accorded Scotia in respect of this Agreement and the Lending Services Agreement, unless the Customer agrees to compensate Scotia for any such losses or costs, in writing, in a form reasonably acceptable to Scotia within ten (10) days of Scotia’s notice to the Customer of any such changes;

x	the Customer fails to deliver any statement required to be delivered pursuant to Section 12 of this Agreement within three (3) Business Days after the Customer’s receipt of written notice of such failure from Scotia;

xi	Cushing Asset Management, LP ceases to be the investment adviser of the Customer or ceases to have authority over the trading and investment activities of the Customer (including, without limitation, the authority to exercise all rights of the Customer under the Customer’s Declaration of Trust and By-Laws) as such entity had upon the execution of this Agreement (if any) unless such entity is replaced by either an entity that is an affiliate of Cushing Asset Management, LP or an investment adviser acceptable to Scotia in its good faith discretion;

xii	the Customer’s Asset Coverage Ratio is less than 3.00:1.00 at any time; or

xiii	the Customer incurs any indebtedness at any time, other than the indebtedness incurred under the Loan Agreements.

(c)	Customer may terminate this agreement on or after the day that is thirty (30) days immediately following delivery of notice of such termination to Scotia by Customer.

14.	Notices -

Notices under this Agreement shall be provided pursuant to Section 17 of the Lending Services Agreement.

15.	Compliance with Applicable Law -

(a)	Notwithstanding any of the foregoing, if required by Applicable Law, subject to using commercially reasonable efforts to notify Customer as is reasonably practicable under the circumstances, (the failure of which shall not prejudice the Scotia Entities’ rights under this Section) —

i	the Scotia Entities may terminate any Loan Agreement and any Contract;

ii	Scotia may recall any outstanding cash loan under the Loan Agreements;

iii	Scotia may modify the method for calculating the Collateral Requirements; and

iv	the Scotia Entities may take any other action as required by Applicable Law.

(b)	This Agreement will not limit the ability of Scotia to amend or modify this Agreement or any other Loan Agreement or change the product provided under this Agreement and the Loan Agreements as necessary to comply with Applicable Law.

(c)	The Scotia Entities may exercise any remedies permitted under the Contracts if Customer fails to comply with Applicable Law.

16.	Miscellaneous -

(a)	In the event of a conflict between any provision of this Agreement and the other Loan Agreements, this Agreement prevails.

(b)	This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws rules (other than Section 5-1401 of the General Obligations Law).

(c)	Section 20(d) of the Lending Services Agreement is hereby incorporated by reference in its entirety and shall be deemed to be a part of this Agreement to the same extent as if such provision had been set forth in full herein.

(d)	This Agreement may be executed in counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.

(e)	The other Scotia Entities are express third party beneficiaries of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

THE CUSHING RENAISSANCE FUND

By:	/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	CEO

THE BANK OF NOVA SCOTIA, ACTING THROUGH ITS HOUSTON BRANCH

By:	/s/ Authorized Person
Name:	Authorized Person
Title:

Appendix A — Collateral Requirements

THIS APPENDIX forms a part of the Committed Lending Agreement dated August 26, 2014, entered into between The Bank of Nova Scotia, acting through its Houston Branch (“Scotia”) and The Cushing Renaissance Fund (“Customer”) (the “Committed Lending Agreement”).

1.	Collateral Requirement -

The “Collateral Requirements” with respect to all positions held in the accounts established pursuant to the Loan Agreements (each a “Position”), shall be equal to the greater of (a) the sum of (i) the product of (A) 50% and (B) the aggregate Gross Market Value of all Positions in the Eligible Portfolio, (ii) the product of (A) 50% and (B) the aggregate Gross Market Value of all Overage Positions and (iii) the aggregate Gross Market Value of all Positions which are not Eligible Securities, and (b) the requirements with respect to all Positions as per Regulation U of the Board of Governors of the Federal Reserve System, as amended from time to time.

2.	Eligible Securities -

(a)	Equity Securities covered under the Committed Lending Agreement (“Eligible Equity Securities”) must:

(i)	be Equity Securities where the relevant Issuer has a current market capitalization of at least USD 1,000,000,000;

(ii)	be USD denominated;

(iii)	be traded on any of the New York Stock Exchange, NYSE MKT, NYSE Arca or NASDAQ; and

(iv)	when aggregated with all other positions of the same Equity Security beneficially owned by Customer (whether with Scotia or otherwise), not result in Customer and its affiliates becoming the beneficial owner, directly or indirectly, of more than nine (9) percent of the outstanding float of such Equity Security.

(b)	Debt Securities covered under the Committed Lending Agreement (“Eligible Debt Securities” and together with Eligible Equity Securities, “Eligible Securities”) must:

(i)	be USD denominated;

(ii)	have a long-term credit rating of at least (i) CCC+ by S&P or (ii) Caa1 by Moody’s;

(iii)	have a current market price of at least 70% of par;

(iv)	be part of an issuance of at least USD 100 million; and

(v)	not be issued by an Issuer who is in default.

(c)	Notwithstanding the foregoing, the following will not be part of the commitment in the Committed Lending Agreement and shall not be Eligible Equity Securities or Eligible Debt Securities:

(i)	any security that is not capable of being valued by Scotia on a daily basis through its internal or external pricing sources;

(ii)	any security type not covered above, as determined by Scotia in its sole discretion;

(iii)	any short security position;

(iv)	any security offered through a private placement or any restricted securities (excluding, for the purposes of this sub-clause, corporate debt or preferred securities offered under Rule 144A of the Securities Act of 1933, as amended);

(v)	any commodity positions;

(vi)	any security over which Scotia does not have a first-priority perfected security interest;

(vii)	any derivatives (including, without limitation, warrants);

(viii)	any exchange-traded-funds that represent leveraged or short exposure to their reference index or sector;

(ix)	any securities that are municipal securities, catastrophe bonds, asset-backed securities, mortgage securities, Payment-in-Kind Securities or Structured Securities (notwithstanding the fact that such securities would otherwise be covered), which, for the avoidance of doubt, shall not include any depository receipts;

(x)	to the extent that any Aggregate Position in an Equity Security has a Days of Trading Volume in excess of 3, the portion of such Aggregate Position in excess of 3 Days of Trading Volume (and Scotia shall determine in its sole discretion which specific Positions in such Aggregate Position shall be considered to be in excess of such 3 Days of Trading Volume threshold);

(xi)	to the extent that any Aggregate Position in an Equity Security represents more than 4% of the outstanding float of such Equity Security, the portion of such Aggregate Position in excess of such 4% threshold (and Scotia shall determine in its sole discretion which specific Positions in such Aggregate Position shall be considered to be in excess of such 4% threshold);

(xii)	to the extent that any Aggregate Position in a Debt Security has a Percentage of Outstanding Issue Size greater than 10%, the portion of such Aggregate Position in excess of such 10% threshold (and Scotia shall determine in its sole discretion which specific Positions in such Aggregate Position shall be considered to be in excess of such 10% threshold); and

(xiii)	any securities that have a Country of Risk in an Emerging Market.

3.	Portfolio Constraints

The following constraints shall apply to all Positions comprised of Eligible Securities:

(a)	To the extent that the Gross Market Value of any Issuer Position exceeds 10% of the Gross Market Value of the Eligible Portfolio, the portion of such Issuer Position (determined by Scotia in its sole discretion) in excess of such 10% threshold shall be deemed Overage Positions; and

(b)	To the extent the Gross Market Value of all Positions in Debt Securities is in excess of 30% of the Gross Market Value of the Eligible Portfolio, the portion of such Positions in excess of such 30% threshold shall be deemed Overage Positions.

4.	Positions Outside the Scope of this Appendix -

For the avoidance of doubt, the Collateral Requirement set forth herein is limited to the types and sizes of securities specified herein. The Collateral Requirement for any Position or portion of a Position not covered by the terms of this Appendix shall be determined by Scotia in its sole discretion.

5.	One-off Collateral Requirements -

From time to time Scotia, in its sole discretion, may agree to a lower Collateral Requirement than the Collateral Requirement determined pursuant to this Appendix for a particular Position; provided that, for the avoidance of doubt, the commitment set forth in Section 2 of the Committed Lending Agreement shall apply only with respect to the Collateral Requirement determined pursuant to Sections 1 and 3 hereof and Scotia shall have the right at any time to increase the Collateral Requirement for such Position up to the Collateral Requirement that would be required pursuant to Sections 1 and 3 hereof.

6.	Certain Definitions -

(a)	“Aggregate Position” means all Positions in the same security.

(b)	“Bloomberg” means the Bloomberg Professional Service.

(c)	“Country of Risk” means the country of risk of a Position as determined by Scotia.

(d)	“Current Market Value” means, with respect to a Position, an amount equal to the product of (i) number of the relevant security and (ii) the price per security of the relevant security (as determined by Scotia in its sole discretion). To the extent any Positions are quoted in a currency other than USD, Scotia shall convert such quote into USD at a rate determined by Scotia in its sole discretion.

(e)	“Days of Trading Volume” means, with respect to an Aggregate Position in an Equity Security, an amount equal to the quotient of (i) the number of shares comprising such Aggregate Position and (H) the 30-day average daily trading volume of such security as published by Bloomberg. Notwithstanding the preceding sentence, to the extent that the 30-day average daily trading volume for a particular Equity Security is unavailable on any day, the “Days of Trading Volume” shall be determined by Scotia in its sole discretion.

(f)	“Debt Security” means any of the following: corporate bonds (both convertible and non-convertible), preferred stock (both convertible and non-convertible), and similar securities as determined by Scotia.

(g)	“Eligible Portfolio” means all Positions in Eligible Securities.

(h)	“Emerging Market” means any country other than Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Japan, Luxembourg, the Netherlands, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States.

(i)	“Equity Security” means any listed common stock share, exchange traded fund, master limited partnership or similar security as determined by Scotia in its sole discretion.

(j)	“Gross Market Value” means, with respect to one or more Positions (or portions thereof), an amount equal to the sum of the Current Market Value of all such Positions.

(k)	“Issuer” means, with respect to a security, the ultimate parent company or similar term as used by Bloomberg; provided that, with respect to any exchange-traded funds, the Issuer of such securities shall be the index to which the relevant securities relate, if any.

(l)	“Issuer Position” means all Positions in Eligible Securities issued by the same Issuer.

(m)	“Overage Position” means any Position deemed to be an Overage Position in accordance with Section 3 hereof.

(n)	“Payment-in-Kind Security” means any security that permits the Issuer to pay the holder of such security with additional securities or assets in place of cash.

(o)	“Percentage of Outstanding Issue Size” means, with respect to any Aggregate Position in a Debt Security, the quotient of (i) the Gross Market Value of such Aggregate Position and (ii) the aggregate market value of all such Debt Security issued and still outstanding.

(p)	“Structured Security” means any security which provides a payment to the holder linked to a different security issued by a different issuer.

Appendix B — Pricing and Commitment Term

THIS APPENDIX forms a part of the Committed Lending Agreement dated [            ], 2014, entered into between The Bank of Nova Scotia, acting through its Houston Branch (“Scotia”) and The Cushing Renaissance Fund (“Customer”) (the “Agreement”).

Customer Debit Rate

1-month LIBOR (Bloomberg: US0001M Index) + 70 bps

Maximum Loan Amount

USD 90,000,000

Commitment Term 60 calendar days